

Mail Stop 4631

September 11, 2009

By U.S. Mail and Facsimile

Ms. XueZhu Xu
Chief Financial Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

> **Re:** **Shiner International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 001-33960**

Dear Ms. Xu:

　　We have reviewed your response letter dated August 21, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Note 7 – Income Taxes, page F-15

1. We appreciate your response to prior comment 10. In future filings, to the extent applicable, please clarify in your disclosures your assertion that "the book/tax differences are not material and therefore a breakdown of the current and deferred income tax expense was not disclosed and the components of the Company's deferred tax assets and liabilities were not disclosed due to the immaterial amounts involved."

Exhibit 31

2. We note that in your section 302 certifications, the report was incorrectly identified in paragraph 1 as "Form 10-K", and should say "Form 10-K/A". In this regard, please amend your Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Operations and Other Comprehensive Income, page 4

3.   You state in your MD&A on pages 23 & 25 that general and administrative expenses increased due to an increase in the provision for inventory impairment of $204,990. With a view towards future disclosure, please tell us how you determined it was appropriate to include the inventory impairment in your selling, general and administrative expenses and what consideration you gave to including the amount within cost of goods sold.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

4.   We remind you to comply with our prior comment 5 and expand your MD&A, in future filings, to provide a discussion of the income statement line items that comprise your segments' measure of profit or loss and explain and quantify any material fluctuations from period-to-period. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief